SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MAIN STREET RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

560345308

(CUSIP Number)

Sandy Nelson
CIC MSRG LP
500 Crescent Court
Suite 250
Dallas, Texas 75201
(214) 871-6843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy To:

Edward Rhyne
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Telephone: (713) 547-2226
Facsimile: (713) 236-5504

April 27, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 560345308			Page 2 of 8

1.	Name of Reporting Person: CIC MSRG LP		I.R.S. Identification Nos. of above persons (entities only): EIN 20-2737899

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,906,976

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,906,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,906,976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 560345308			Page 3 of 8

1.	Name of Reporting Person: CIC Partners GP LLC		I.R.S. Identification Nos. of above persons (entities only): EIN 26-0081876

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,906,976

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,906,976

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,906,976

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.6%

14.	Type of Reporting Person (See Instructions): OO

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this “Statement”) relates to shares of common stock, par value $.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5050 North 40th Street, Suite 200, Phoenix, Arizona 85018. The phone number of the Issuer is (602) 852-9000.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by and on behalf of CIC MSRG LP, a Delaware limited partnership (the “Partnership”), and CIC Partners GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the "General Partner” and, collectively with the Partnership, the “Reporting Persons"). The principal business of the Partnership is its investment in the Common Stock. The principal business of the General Partner is to act as the sole general partner of CIC Partners LP, a Texas limited partnership and a private equity fund, and as the general partner of limited partnerships formed to hold investments of CIC Partners LP, including the Partnership. Pursuant to the limited partnership agreement of the Partnership, the General Partner has sole investment discretion and voting authority with respect to the securities covered by this Statement.

     Messrs. Drew R. Johnson, Marshall B. Payne, and Michael S. Rawlings comprise all of the members and managers of the General Partner, in which capacity they may be deemed to share voting control and dispositive power over the securities covered by this Statement. Messrs. Johnson, Payne, and Rawlings disclaim beneficial ownership of such securities. (Messrs. Johnson, Payne, and Rawlings, together with the Reporting Persons, are hereinafter collectively referred to as the “Disclosing Persons”). The present principal occupation of each of Messrs. Johnson, Payne, and Rawlings is serving as a Managing Director of CIC Partners LP, a private equity fund that invests primarily in later stage public and private companies. The principal business address of CIC Partners LP is 500 Crescent Court, Suite 250, Dallas, Texas 75201.

     During the last five years, none of the Disclosing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The business address of each of the Disclosing Persons is 500 Crescent Court, Suite 250, Dallas, Texas 75201.

     Messrs. Johnson, Payne, and Rawlings are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 2,325,581 shares Common Stock and warrants to purchase 581,395 shares of Common Stock (“Warrants") owned by the Partnership was $5,000,000. The Common Stock and Warrants owned by the Partnership were acquired with funds from the capital account of the Partnership.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired the Common Stock and Warrants to hold primarily for investment. The Reporting Persons do not have any specific plans or proposals relating to the acquisitions of additional shares of Common Stock except in connection with exercises of the Warrants or the disposition of shares of Common Stock or Warrants held by the Reporting Persons. However, depending upon market conditions and other factors, the Reporting Persons may, from time to time, either jointly or individually, acquire additional shares of Common Stock or Warrants of the Issuer or dispose of all or any portion of the shares of Common Stock and Warrants held by the Reporting Persons.

     Pursuant to the Securities Purchase Agreement by and between the Issuer and the Partnership dated as of April 27, 2005 (the “Securities Purchase Agreement”), the Partnership is entitled to select one person that the Issuer will nominate for election to its Board of Directors and to appoint a representative to attend all meetings of the Issuer’s Board of Directors. The Partnership currently intends to nominate Michael S. Rawlings to be nominated as a director of the Issuer. Prior to his election to the Board of Directors, Mr. Rawlings is entitled to attend all meetings of the Board as an observer.

     Except as described above, the Reporting Persons do not have any specific plans or proposals which relate to or would result in: (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including plans or proposals relating to changes in the number or terms of directors or filling any existing vacancies on the Issuer’s board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, the Reporting Persons beneficially owned an aggregate of 2,906,976 shares of Common Stock, which is comprised of direct ownership of 2,325,581 shares of Common Stock and a Warrant to purchase 581,395 shares of Common Stock at a price of $3.01 per share. The Warrant is not exercisable until November 27, 2005 and expires on November 27, 2010. The 2,906,976 shares of Common Stock beneficially owned by the Reporting Persons constitute 16.6% of the outstanding Common Stock of the Issuer on an as-converted basis. The percentage of Common Stock beneficially owned is based upon 14,641,929 shares of Common Stock represented by the Issuer to the Partnership to be outstanding as of April 27, 2005, plus the shares acquired by the Partnership and the shares issuable upon exercise of the Warrant. All of the Common Stock beneficially owned by the Reporting Persons are held by the Partnership.

     The General Partner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Common Stock beneficially owned by the Partnership. Each of Messrs. Johnson, Payne, and Rawlings disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.

     (b) The Partnership and the General Partner have shared power to vote or direct the voting of, and to dispose or direct the disposition of, all the shares of Common Stock beneficially owned by the Reporting Persons.

     (c) The Partnership acquired the 2,325,581 shares of Common Stock and the Warrant to purchase 581,395 shares of Common Stock from the Issuer pursuant to the Securities Purchase Agreement. The aggregate purchase price for the shares of Common Stock and the Warrant was $5,000,000, or $2.15 per share of Common Stock acquired. The Warrant is exercisable at $3.01 per share from November 27, 2005 through November 27, 2010. The Common Stock and the Warrant were acquired in a private transaction exempt pursuant to Regulation D promulgated under the Securities Act of 1933.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Common Stock and Warrant owned by the Partnership were purchased through a privately negotiated transaction by and between the Partnership and the Issuer, the terms of which are set forth in the Securities Purchase Agreement, filed with this Statement as Exhibit 1. The terms of the Warrant are set forth in that certain Common Stock Purchase Warrant dated April 27, 2005 (the “Warrant Agreement”), filed with this Statement as Exhibit 2. In addition, the Partnership and the Issuer entered into a Registration Rights Agreement dated as of April 27, 2005 (the “Registration Rights Agreement"), filed with this Statement as Exhibit 3, pursuant to which the Issuer agreed to register the resale of the Common Stock, including the shares of Common Stock issuable upon exercise of the Warrant, held by the Partnership.

     To the best of the knowledge of the Reporting Persons, except for the Securities Purchase Agreement, the Warrant Agreement and the Registration Rights Agreement described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Disclosing Persons or between the Disclosing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

1.	Securities Purchase Agreement by and between Main Street Restaurant Group, Inc. and CIC MSRG LP, dated April 27, 2005.

2.	Common Stock Purchase Warrant issued to CIC MSRG LP by Main Street Restaurant Group, Inc., dated April 27, 2005.

3.	Registration Rights Agreement by and between Main Street Restaurant Group, Inc. and CIC MSRG LP, dated April 27, 2005.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: May 6, 2005

CIC MSRG LP
By:	CIC Partners GP LLC,
its General Partner

By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

CIC PARTNERS GP LLC
By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

EXHIBIT INDEX

1.	Securities Purchase Agreement by and between Main Street Restaurant Group, Inc. and CIC MSRG LP, dated April 27, 2005.

2.	Common Stock Purchase Warrant issued to CIC MSRG LP by Main Street Restaurant Group, Inc., dated April 27, 2005.

3.	Registration Rights Agreement by and between Main Street Restaurant Group, Inc. and CIC MSRG LP, dated April 27, 2005.